FOR IMMEDIATE RELEASE	February 12, 2018

Micromem: Final Testing Completed; New In-situ Tracer Detection Platform Launched by MAST for Field Installation

Toronto, Ontario and New York, New York, February 12, 2018 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") through its wholly owned subsidiary Micromem Applied Sensor Technologies, Inc. (MAST), and in conjunction with its technology partner Entanglement Technologies, Inc. (“Entanglement”), announces that the AROMA model ATRA171 tracer detector analyzer has successfully passed all final performance testing and is now released to the market for field installations. The technology positions the companies to become global leaders in intelligent, in-situ automated oil and gas tracer detection platform delivery.

The new field platform represents MAST’s first fully integrated tracer chemical analysis system designed for the global oil and gas market. The new AROMA tracer detection analyzer fulfills an international market need for a fully automated in-situ tracer detection platform supported by automated oil well sampling and oil/brine separation. The fully automated and autonomous system allows for safer, more reliable sampling of tracer arrivals at the wellhead and faster more accurate sample processing.

Steven Van Fleet, President of MAST said: “Entanglement Technologies is a great technology partner to MAST. They recently successfully completed an extensive blind testing of alcohol-based tracer samples and statistically validated the results.” The results were in line with the recently published product datasheet. Several alcohols, including, IPA, 1-propanol, 1-butanol, 1-pentanol, and multiple fluoro-alcohols were simultaneously detected in the blind samples, over a blind sample range of over 3,000 ppb down to a limit of detection below than 1 ppb. The R2 value for all test were greater than 0.99 indicating excellent linear detector response.

A white paper describing the testing protocol, procedures and a more technical description of the test results will be found at www.mastinc.com and www.entanglementtech.com.

In addition to being able to support automatically, adjustable, rapid sample frequency, to capture initial breakthrough of tracer concentrations at the well head wellhead, the planned auto-sampler allows for unattended sample collection and storage. This greatly improves sampling density and integrity, in field environments that preclude or inhibit personnel-based tracer sampling.

MAST will expand the international presence of the AROMA tracer detection platform, as its customers have long asked for a cost-effective platform designed for ruggedized field usage, that addresses safety, accuracy, efficiency, and cost for the current tracer detection process.

“We listened to the needs of our customers and designed the AROMA tracer platform to be easy to learn, and automatic to operate and maintain” said Dr. Tony Miller, CEO of Entanglement Technologies, Inc. “The intuitive interface and automatic processing eliminates the need for highly trained operators. The AROMA platform delivers outstanding performance 24/7.”

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.
About Entanglement
Entanglement Technologies, Inc., has developed the world's most advanced chemical sensors, bringing real-time analysis out of the laboratory and into the field. It makes the invisible world of chemicals accessible and actionable with rapid and precise sensing technology. Learn more: http://www.entanglementtech.com
Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.
The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
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